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[JEFFERIES & COMPANY, INC. LETTERHEAD]

July 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Jennifer G. Williams

    Re:
    Genco Shipping and Trading Limited
    Amendment No. 5 to Registration Statement on Form S-1
    File No. 333-124718

Ladies and Gentlemen:

        Genco Shipping & Trading Limited (the "Company"), has filed today via EDGAR Amendment No. 5 to its Registration Statement on Form S-1 ("Amendment No. 5") under the Securities Act of 1933, as amended, in connection with a proposed initial public offering of common stock by the Company and its shareholder (the "Offering").

        As requested, we hereby confirm that prospective underwriters, dealers, institutional investors and other potential investors in the Company have been informed of the following, all of which are disclosed in the preliminary prospectus dated July 21, 2005 that forms a part of Amendment No. 5:

  •
  the increase in the number of shares of common stock being offered by the Company to 11,300,000 shares;

  •
  Fleet Acquisition LLC, the Company's shareholder, will not be offering any firm shares of Company common stock in the Offering, but will be offering up to 1,695,000 shares of common stock pursuant to the underwriters' over-allotment option;

  •
  the decrease in the estimated offering price range to $22.00—$23.00 per share; and

  •
  the other changes from the disclosures contained in the preliminary prospectus dated July 6, 2005.

        Please feel free to contact Ted Paris of Baker Botts L.L.P., our outside counsel, at (713) 229-1838, with any questions.

Very truly yours,
JEFFERIES & COMPANY, INC. MORGAN STANLEY & CO. INCORPORATED
As Representatives of the several Underwriters
By:	JEFFERIES & COMPANY, INC.
By:	/s/ MICHAEL A. BAUER Michael A. Bauer Managing Director
cc:
Rolaine S. Bancroft
Securities and Exchange Commission

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[JEFFERIES & COMPANY, INC. LETTERHEAD]